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                              UNITED STATES                    SEC File Number
                    SECURITIES AND EXCHANGE COMMISSION              0-21702
                          Washington, D.C. 20549                   -------
                                                                 Cusip Number
                               FORM 12b-25                       595673-20.3

                        NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K  [X]Form 10-QSB [ ]Form N-SAR

                 For Period Ended:      September 30, 1998
                                   --------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

 MIDDLE BAY OIL COMPANY, INC.
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 Full Name of Registrant

 N/A
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 Former Name if Applicable

 1221 Lamar Street, Suite 1020
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 Address of Principal Executive Office (STREET AND NUMBER)

 Houston, Texas 77010
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 City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     The continued consolidation of the accounting records and accounting methods necessary subsequent to the acquisition of Enex Resources Corporation on March 27, 1998 (reported on Form 8-K on May 6, 1998), together with unanticipated delays caused by the change in accountants of Middle Bay previously reported on Form 8-K on October 26, 1998, have delayed the preparation and completion of the subject report.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Frank C. Turner, II           (713)               759-6808
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The following is a summary of significant changes which the Registrant anticipates filing:

Nine Months Ended September 30, 1998 and 1997 (Dollar Amounts in Thousands)
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Total revenues for the nine months ended September 30, 1998 of $13,260 were $5,358 higher than the comparable period. This increase in total revenues is due principally to higher oil and gas revenues of $4,165.

The increase in oil and gas revenues consists primarily of a $1,547 increase in oil revenues and a $2,511 increase in gas revenues. This increase results from higher oil and gas production.

Total expenses will have increased by $9,161 over the comparable period in 1997. Due to the growth of Registrant over the last 12 months, all categories of expenses will have increased.

Registrant anticipates reporting an operating loss of $3,738 for the nine months ended September 30, 1998 versus an operating loss of $70 for the comparable period.

Registrant anticipates reporting a deferred income tax benefit of $1,271 in the current period. No deferred taxes were recorded in the comparable period.

Registrant anticipates reporting a net loss of $2,467 for the nine months ended September 30, 1998 versus net income of $70 for the comparable period. After considering the preferred stock dividend requirement of $68 in the current period and $409 in the comparable period, Registrant anticipates reporting a net loss available to common stockholders in the current and comparable periods of $2,535 and $338, respectively.


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                         Middle Bay Oil Company, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 12, 1998            By   /s/ Frank C. Turner, II
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                                        Frank C. Turner, II